Exhibit 23.1

Exhibit 23.1

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the written disclosure of the technical report dated August 3, 2012 which estimates the proved developed producing and probable reserves and future revenue, as of June 30, 2012, to the American Energy Development Corporation interest in certain oil properties located in Michigan (the "Technical Report") within the Annual Report on Form 10-K of American Energy Development Corporation.

We, Netherland, Sewell & Associates, Inc. and its officers, do hereby state that Netherland, Sewell & Associates, Inc. and its officers generated the Technical Report and believe that the Technical Report states fairly and accurately the information in the Technical Report.

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ G. Lance Binder
G. Lance Binder, P.E.
Executive Vice President

Dallas, Texas
October 15, 2012